UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

HMN Financial, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

40424G108
(CUSIP Number)

February 4, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40424G108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castine Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

373,099

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

373,099

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

373,099

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.70%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No.	40424G108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castine Management GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

274,522

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

274,522

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

274,522

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.60%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	40424G108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castine Partners II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

274,522

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

274,522

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

274,522

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.60%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, PN

CUSIP No	40424G108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul Magidson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

373,099

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

373,099

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

373,099

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.70%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Item 1.	(a)	Name of Issuer:

HMN Financial, Inc.

(b)	Address of issuer's principal executive offices:

1016 Civic Center Drive N.W., Rochester, Minnesota 55901 United States of America

Item 2.	(a)	Name of person filing:

Castine Capital Management, LLC Castine Management GP, LLC Castine Partners II, L.P. Paul Magidson

(b)	Address or principal business office or, if none, residence:

Castine Capital Management, LLC

One Financial Center, 24th Floor

Boston, Massachusetts  02111

United States of America

Castine Management GP, LLC

One Financial Center, 24th Floor

Boston, Massachusetts  02111

United States of America

Castine Partners II, L.P.

One Financial Center, 24th Floor

Boston, Massachusetts  02111

United States of America

Paul Magidson

c/o Castine Capital Management, LLC

One Financial Center, 24th Floor

Boston, Massachusetts  02111

United States of America

(c)	Citizenship:

Castine Capital Management, LLC – Delaware Castine Management GP, LLC – Delaware Castine Partners II, L.P. – Delaware Paul Magidson – United States of America

(d)	Title of class of securities:

Common Stock, $.01 par value per share

(e)	CUSIP No.:

40424G108

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Castine Capital Management, LLC: 373,099 Castine Management GP, LLC: 274,522 Castine Partners II, L.P.: 274,522 Paul Magidson: 373,099

(b)	Percent of class:

Castine Capital Management, LLC: 7.70% Castine Management GP, LLC: 5.60% Castine Partners II, L.P.: 5.60% Paul Magidson: 7.70%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	Castine Capital Management, LLC: 0 Castine Management GP, LLC: 0 Castine Partners II, L.P.: 0 Paul Magidson: 0	,

	(ii)	Shared power to vote qor to direct the vote	Castine Capital Management, LLC: 373,099 Castine Management GP, LLC: 274,522 Castine Partners II, L.P.: 274,522 Paul Magidson: 373,099	,

	(iii)	Sole power to dispose or to direct the disposition of	Castine Capital Management, LLC: 0 Castine Management GP, LLC: 0 Castine Partners II, L.P.: 0 Paul Magidson: 0	,

	(iv)	Shared power to dispose or to direct the disposition of	Castine Capital Management, LLC: 373,099 Castine Management GP, LLC: 274,522 Castine Partners II, L.P.: 274,522 Paul Magidson: 373,099	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit 2 attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2020
(Date)

CASTINE CAPITAL MANAGEMENT, LLC

By: /s/ Paul Magidson
Name: Paul Magidson Title: Managing Member

CASTINE MANAGEMENT GP, LLC

By: /s/ Paul Magidson
Name: Paul Magidson Title: Managing Member

CASTINE PARTNERS II, L.P.

By: /s/ Paul Magidson
Name: Paul Magidson Title: Managing Member

PAUL MAGIDSON

/s/ Paul Magidson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock, par value $.01 per share, of HMN Financial, Inc. beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

February 6, 2020
(Date)

CASTINE CAPITAL MANAGEMENT, LLC

By: /s/ Paul Magidson
Name: Paul Magidson Title: Managing Member

CASTINE MANAGEMENT GP, LLC

By: /s/ Paul Magidson
Name: Paul Magidson Title: Managing Member

CASTINE PARTNERS II, L.P.

By: /s/ Paul Magidson
Name: Paul Magidson Title: Managing Member

PAUL MAGIDSON

/s/ Paul Magidson

Exhibit 2

Castine Capital Management, LLC is the relevant entity for which Paul Magidson may be considered a control person.